

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 30, 2016

<u>Via E-Mail</u>
Michael Newman
Executive Vice President and Chief Financial Officer
Novatel Wireless, Inc.
9645 Scranton Road
San Diego, CA 92121

   Re: **Novatel Wireless, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed March 15, 2016
     File No. 0-31659

Dear Mr. Newman:

   We refer you to our comment letter dated September 9, 2016 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Larry Spirgel
    Assistant Director